SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Varonis Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922280 10 2

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922280 10 2

1.	Names of Reporting Persons Erez Shachar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,831,475
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,831,475
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,831,475
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 922280 10 2

1.	Names of Reporting Persons Evergreen IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,831,475
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,831,475
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,831,475
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.6%
12.	Type of Reporting Person (See Instructions) FI

Item 1.

(a)	Name of Issuer:
Varonis Systems, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
1250 Broadway, 31st Floor New York, New York 10001

Item 2.

(a)	Name of Person Filing:

This statement is filed by Erez Shachar and Evergreen IV, L.P. (the “Reporting Persons”).

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:
For each Reporting Person: c/o Evergreen Venture Partners 25 Habarzel ST. Tel-Aviv Israel L3 69710

(c)	Citizenship:
For each Reporting Person, Israel.

(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number:
922280 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 24,566,214 shares of Common Stock outstanding, as indicated by the Issuer’s most recent Current Report on Form 10-Q for the quarter ended September 30, 2014 and filed with the Securities and Exchange Commission on November 10, 2014.

The shares of Common Stock listed herein include 354 shares underlying currently vested restricted stock units in the name of Ezer Shachar as compensation for his services on the board of directors of the issuer.  However, pursuant to the terms of Evergreen IV L.P.’s limited partnership agreement, such compensation is deemed owned by the limited partnership and Mr. Shachar only holds such shares as nominee for the partnership.  The other reported shares consists of shares of Common Stock held by Evergreen IV, L.P., of which Mr. Shachar is one of the seven members on the investment committee of such shareholder.  Mr. Shachar disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

Evergreen IV, L.P. is a venture fund and the record holder of 3,831,121 shares and whose sole general partner is Evergreen IV GP, L.P., the sole general partner of which is Evergreen Management Ltd.  Decisions with respect to the voting and disposition of the reported shares are made at the Evergreen IV, L.P. level.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

EVERGREEN IV, L.P.,

by the general partner (Evergreen Management Ltd.)

of its general partner (Evergreen IV GP, L.P.)

Name: /s/ MOTTI HOSS

Print: Motti Hoss

Title: Authorized Signatory

Name: /s/ AMICHAL HAMMER

Print: Amichal Hammer

Title: Authorized Signatory

/s/ EREZ SHACHAR

EREZ SHACHAR

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Varonis Systems, Inc.

Dated: February 17, 2015

EVERGREEN IV, L.P.,

by the general partner (Evergreen Management Ltd.)

of its general partner (Evergreen IV GP, L.P.)

Name: /s/ MOTTI HOSS

Print: Motti Hoss

Title: Authorized Signatory

Name: /s/ AMICHAL HAMMER

Print: Amichal Hammer

Title: Authorized Signatory

/s/ EREZ SHACHAR

EREZ SHACHAR